EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended
	December 30, 2012		January 1, 2012		January 2, 2011		January 3, 2010		December 28, 2008
	(In thousands, except ratios)
Computation of earnings:
Income (loss) before provision for income taxes	$626,916		$1,476,754		$1,457,433		$503,801		$(1,952,374)
Fixed charges excluding capitalized interest	128,934		125,057		101,434		81,630		67,821
Distributed earnings from 50%-or-less-owned affiliates	(451)		(2,729)		(147)		(392)		(3,604)
Adjusted earnings	$755,399		$1,599,082		$1,558,720		$585,039		$(1,888,157)
Computation of fixed charges:
Interest expense	$119,869		$122,512		$90,377		$70,205		$65,207
Interest relating to lease guarantee of 50%-or-less-owned affiliates	7,065		—		8,746		8,898		—
Interest portion of operating lease expense	2,000		2,545		2,311		2,527		2,614
Fixed charges	$128,934		$125,057		$101,434		$81,630		$67,821
Ratio of earnings to fixed charges (1)	5.9	x	12.8	x	15.4	x	7.2	x	—
————

(1)
Computed by dividing (i) income (loss) before provision for income taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.  In fiscal year 2008, earnings were insufficient to cover fixed charges by $1.96 billion.